UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.
75 Maxess Road, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007 AND YEAR ENDED DECEMBER 31, 2008

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5

Notes to Financial Statements	6- 17

Supplemental Schedule
Form 5500, Schedule H Line 4i — Schedule of Assets Held At End of Year	18

Signatures	19

Exhibit Index	20

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee of the
MSC Industrial Direct 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Melville, New York
June 29, 2009

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets
Investments, at fair value	$84,991,507	$110,768,375

Receivables:
Employer contributions, net of forfeitures	2,097	128,861
Participant contributions	7,253	350,973
Participant loans	4,549,110	4,082,705

Total receivables	4,558,460	4,562,539

Net assets available for benefits at fair value	89,549,967	115,330,914

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	146,484	(75,960)

Net assets available for benefits	$89,696,451	$115,254,954

See accompanying notes to the financial statements.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

Year Ended
December 31, 2008
Additions to net assets attributed to:

Contributions:
Participants	$10,948,419
Employer, net of forfeitures	3,742,678
Rollovers	1,404,911
16,096,008

Dividend, interest and loan income	3,417,927
Total additions	19,513,935

Deductions from net assets attributed to:

Net depreciation in fair value of investments	38,797,463
Benefits paid to participants	6,250,666
Withdrawals, administration fees and other	24,309

Total deductions	45,072,438

Net decrease in net assets	(25,558,503)

Net assets available for benefits:
Beginning of year	115,254,954

End of year	$89,696,451

See accompanying notes to the financial statements.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, covering all Employees (as defined in the Plan) of participating employers (other than Employees who are non resident aliens with no earned income from a participating employer which constitutes income from services within the United States and Employees covered by a collective bargaining agreement) who meet certain age and service requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). MSC Industrial Direct Co., Inc. (the “Company”) is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the record keeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Contributions and Vesting

Participants may elect to contribute between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code (the “Code”), was $15,500 ($20,500 for participants eligible to make catch-up contributions) during 2008. Participants may also contribute amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax and rollover contributions.

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer determined to make, for 2008, a discretionary matching contribution of 50% of the first 6% (an increase from 4% as of January 1, 2007) of a participant’s pre-tax contribution. The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2008 or 2007. In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Participants vest in Employer contributions as follows:

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

Completed Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

In addition, 100% vesting occurs upon termination of the Plan.

In 2008, the Employer’s discretionary matching contributions were $3,837,190. This included the payment of the December 31, 2008 contribution receivable and the application of forfeitures accumulated in 2008 and previous Plan years of $94,512. There were no discretionary profit sharing contributions in 2008. Effective March 29, 2009, the Company suspended the Employer matching contribution. Employer matching contributions made prior to March 29, 2009 will continue to vest according to the above schedule.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested employer contributions are used to reduce future employer discretionary matching contributions. Forfeitures accumulated during 2008 and previous Plan years were $95,913, with a forfeiture balance of $13,312 as of December 31, 2008.

Participant Loans

The Plan has a loan provision, which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent. Interest rates on outstanding loans as of December 31, 2008 ranged from 4.25% to 10.50%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years. A participant can have a maximum of two loans outstanding from the Plan at any given time.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

In-Service Withdrawals

The Plan permits a participant to withdraw participant pre-tax, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement or for any other reason, if the participant’s vested balance exceeds $5,000, a participant (beneficiary upon death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or installments over a fixed period, a direct rollover into an Individual Retirement Account or another Qualified Plan, or may elect to defer distribution. If a participant’s vested account balance is less than or equal to $5,000, the participant’s vested account balance will be paid in a lump-sum distribution. If the amount of such mandatory distribution is more than $1,000 and the participant does not elect to have such distribution directly rolled over into an IRA or other eligible retirement plan or paid directly to him or her, such amount will be directly rolled over into an IRA established by the Plan administrator in the participant’s name.

Plan Expenses

Expenses for record keeping, investment and other costs are generally paid by the Plan. Accounting fees are generally paid by the Company.

Amendment and Restatement

On December 26, 2006, the Plan was amended and restated, generally effective January 1, 2006, utilizing a prototype document sponsored by AccuDraft, Inc.  As part of such restatement, the Plan was amended to, among other things, comply with the new final regulations issued by the Treasury Department under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, and to change, effective January 1, 2007, the definition of disability to reflect the definition of disability used by the Company’s long-term disability plan.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States and are based upon data provided by the record keeper and/or custodian, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the T.Rowe Price Stable Value Common Trust Fund (the “Fund”), a common collective trust fund. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Fund as well as the adjustment of the investment in the Fund from fair value to contract value. The fair value of the Plan’s interest in the Fund is based on information reported by the issuer of the common collective trust at year-end. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. As of December 31, 2008 and 2007, 4% and 3%, respectively, of the Plan’s assets were invested in the Class A Common Stock of MSC Industrial Direct Co., Inc. (quoted market prices of $36.83 and $40.47 per share, respectively). As of June 22, 2009, the market price of the MSC Industrial Direct Co., Inc. Class A Common Stock was $34.03 per share.

Investments

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Benefit Payments

Benefits are recorded when paid.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

3.      FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157). FASB Statement No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded and are classified as Level 1 investments.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end and are classified as Level 1 investments.

Common Collective Trusts: Composed of fully benefit-responsive investment contracts and are classified as Level 2 investments. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of underlying portfolio securities. Common Collective Trusts are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market.

Participant loans: Valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual Funds	$60,916,106	$-	$-	$60,916,106
Common/Collective Trusts	5,108,996	15,626,484	-	20,735,480
Common Stocks	3,339,921	-	-	3,339,921
Participant Loans	-	-	4,549,110	4,549,110

Total assets at fair value	$69,365,023	$15,626,484	$4,549,110	$89,540,617

Level 3 Assets

Year Ended December 31, 2008

Participant Loans

Balance, beginning of year	$4,082,705

Loan repayments and withdrawals, net	466,405

Balance, end of year	$4,549,110

4.      INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	December 31, 2008	December 31, 2007

T. Rowe Price Equity Income Fund	$4,536,632	$6,933,900
T. Rowe Price Equity Index Trust	5,108,996	7,919,346
T. Rowe Price Global Stock Fund	5,138,572	10,376,420
T. Rowe Price Growth Stock Fund	7,522,461	12,483,010
T. Rowe Price Personal Strategy Balanced Fund	4,967,881	*
T. Rowe Price Personal Strategy Growth Fund	7,829,165	11,116,202
T. Rowe Price Stable Value Common Trust Fund	15,626,484	12,852,066
PIMCO Total Return Fund	7,221,677	5,911,991

* Does not represent five percent or more of the Plan net assets at December 31, 2007.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

During the Plan year ended December 31, 2008, net depreciation in fair value of investments was as follows:

December 31, 2008

Common Trusts	$(2,759,960)
MSC Industrial Direct Co., Inc. Class A Common Stock	(310,668)
Mutual Funds	(31,097,055)
Other	(4,629,780)

Total	$(38,797,463)

5.     INVESTMENT OPTIONS

Participants may allocate their contributions into the Plan among the following 20 options:

1)
MSC Industrial Direct Co., Inc. Class A Common Stock— The Plan Trustee is permitted to acquire, with amounts directed by participants to be invested in the MSC Industrial Direct Co., Inc. Stock Fund, shares of Class A Common Stock (“Common Stock”) directly from the Company.

The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day. The price includes commissions incurred in the purchase or sale. Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company. If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company.  All of the shares of Common Stock purchased (sold) by the Plan Trustee in the Plan year were traded through the principal national securities exchange.

The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as it determines in its sole discretion.

If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock. Such suspension will last until the Plan Trustee determines that the circumstances causing the suspension have ceased to exist.

The value of the MSC Industrial Direct Co., Inc. Stock Fund is subject to fluctuation in the market price of the shares of Common Stock. There is no guarantee of investment performance. Likewise, there is no guarantee that the Company will pay dividends in the future.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

2)
T. Rowe Price Personal Strategy Growth Fund— Seeks capital appreciation, income is a secondary concern. The fund typically invests approximately 80% of assets in stocks and 20% in bonds and money market securities.

3)
T. Rowe Price Personal Strategy Balanced Fund— Seeks capital appreciation and income. The fund typically invests approximately 60% of assets in stocks, 30% in bonds, and 10% in money market securities.

4)
T. Rowe Price Personal Strategy Income Fund— Seeks income, capital growth is a secondary concern. The fund typically invests approximately 40% of assets in stocks, 40% in bonds, and 20% in money market securities.

5)
PIMCO Total Return Fund— Seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The fund may invest up to 10% of assets in high-yield securities. The fund may invest all assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage-or asset-backed securities. The portfolio duration generally ranges from three to six years.

6)
T. Rowe Price Balanced Fund— Seeks capital growth, current income, and preservation of capital. The fund normally invests approximately 60% of assets in U.S. and foreign common stocks and 40% of assets in fixed-income securities. It normally invests at least 25% of assets in senior fixed-income securities. The fund may also invest in other securities, including futures, options and swaps.

7)
T. Rowe Price Equity-Income Fund— Seeks dividend income and long-term capital appreciation. The fund invests at least 80% of assets in common stocks, with 65% of assets in the common stocks of well-established companies paying above-average dividends.  It invests most assets in U.S. common stocks, and may also purchase other securities including foreign stocks, futures, and options.

8)
T. Rowe Price Equity Index Trust— Seeks long-term capital appreciation by investing primarily in common stocks.  Specifically, the trust seeks to replicate the total return performance of the U.S. equity market as represented by the Standard & Poor’s Stock Index.  The trust invests in substantially all 500 stocks comprising the S&P 500 in proportion to their respective weighting in the index to the extent practical.  It may also invest in other securities, including, but not limited to, stock index futures, stock index options, and short-term cash investments.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

9)
T. Rowe Price Growth Stock Fund— Seeks long-term growth of capital and income is secondary. The fund normally invests at least 80% of assets in common stock of a diversified group of growth companies.  It mostly seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  The fund generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy.  While it invests most assets in the U.S. common stocks, the fund may also purchase other securities including foreign stocks, futures and options.

10)
T. Rowe Price Global Stock Fund— Seeks long-term capital growth. The fund diversifies broadly by investing in a variety of industries in developed, and to a lesser extent, emerging-markets. The fund invests in at least five countries, one of which is the United States.  The fund purchases stocks without regard to a company’s market capitalization, but generally invests in large and, to a lesser extent, medium-sized companies.  It invests at least 80% of net assets in U.S. and foreign stocks and the percentage varies over time.

11)
T. Rowe Price International Stock Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of assets in stocks of established non-U.S. issuers.  It may invest in companies of any size, but the focus is on large and, to a lesser extent, mid-sized companies.  The fund may invest in both developing and developed countries.

12)
T. Rowe Price Media and Telecommunications Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of assets in the common stocks of media and telecommunications companies, including those in the entertainment, broadcasting, and advanced communication industries. Generally, the fund invests in companies in the large-to-mid capitalization range. The fund may invest in foreign securities without limitation.

13)
Keeley Small Cap Value Fund — Seeks capital appreciation. The fund normally invests at least 80% of net assets plus the amount of any borrowings for investment purposes in common stocks and other equity type securities, including preferred stock, convertible debt securities, and warrants, of companies with small market capitalization.

14)
T. Rowe Price Stable Value Common Trust Fund— Seeks to provide maximum current income while maintaining stability of principal. The trust will invest primarily in Guaranteed Investment Contracts (“GICs”), Bank Investment Contracts (“BICs”), and Synthetic Investment Contracts (“SICs”) that meet quality and credit standards. The trust seeks to reduce risk through diversification and through credit analysis. The trust will generally limit its total investment in GICs and BICs of any one issuer to 10% of the trust’s total value at the time of purchase. In no event will the trust’s exposure to any single issuer of investment contracts, including SICs, exceed 25% of the trust’s total value at the time of purchase.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

15)
Janus Growth and Income Fund— Seeks long-term growth of capital and current income. The fund normally invests up to 75% of assets in equity securities with growth potential, and at least 25% of assets in securities with income potential. It may invest in foreign equity and debt securities, which may include investments in emerging markets.

16)
T. Rowe Price New Horizons Fund— Seeks long-term capital growth. The fund will invest primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle. It may also invest in companies that offer the possibility of accelerated earnings growth because of rejuvenated management, new products, or structural changes in the economy. While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

17)
T. Rowe Price Mid-Cap Value Fund— Seeks long-term capital appreciation. The fund normally invests at least 80% of assets in companies whose market capitalization falls within the range of the companies in the S&P MidCap 400 or the Russell Midcap Value indexes.  While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

18)
T. Rowe Price Value Fund— Seeks long-term capital appreciation and income is secondary. The fund normally invests at least 65% of assets in common stocks the fund manager regards as undervalued. Holdings primarily consist of large-cap stocks, but may also include mid-cap and small-cap companies. It will invest most assets in U.S. common stocks, but may also purchase other securities, including foreign stocks, futures, and options, in keeping with fund objectives.

19)
T. Rowe Price Mid-Cap Growth Fund— Seeks long-term capital appreciation. The fund invests at least 80% of assets in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company.  While it invests most assets in U.S. common stocks, the fund may also purchase other securities including foreign stocks, futures, and options.

20)
Tradelink Investments— An optional brokerage account that offers participants the ability to diversify investments through the purchase of individual stocks, bonds, and other securities plus thousands of mutual funds from many well-known fund families.

Effective November 3, 2008, the T. Rowe Price Small Cap Stock Fund was replaced with the Keeley Small Cap Value Fund.

6.     INCOME TAX STATUS

The Company has adopted a non-standardized prototype plan as the plan document for the Plan. The prototype document has been submitted to the Internal Revenue Service for an opinion that it complies in form with the qualification requirements of Section 401(a) of the Internal Revenue Code. Although the Internal Revenue Service has not yet issued a favorable opinion letter to the prototype sponsor, the Plan Administrator expects it to do so, and believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

7.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T.Rowe Price. T.Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions.

8.     PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

9.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$89,696,451	$115,254,954

Adjustment to contract value for fully benefit-responsive investment contracts	(146,484)	75,960

Net assets available for benefits per the Form 5500	$89,549,967	$115,330,914

The following is a reconciliation of the net decrease in the net assets available for benefits per the financial statements for the year ended December 31, 2008 to Form 5500:

December 31,
2008

Net decrease in net assets available for benefits	$(25,558,503)

Add: Reversal of prior year adjustment from contract value to fair value for fully benefit- responsive investment contracts	(75,960)

Subtract: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(146,484)

Net decrease in net assets per Form 5500	$(25,780,947)

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 (continued)

10.    SUBSEQUENT EVENTS

Effective with compensation paid on or after March 29, 2009, the Company has suspended its employer matching contributions to eligible participants.

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity of Issuer	Description	Cost	Fair Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock	**	$3,339,921
PIMCO	PIMCO Total Return Fund	**	7,221,677
T. Rowe Price *	T. Rowe Price Balanced Fund	**	4,169,441
T. Rowe Price *	T. Rowe Price Equity Income Fund	**	4,536,632
T. Rowe Price *	T. Rowe Price Equity Index Trust	**	5,108,996
T. Rowe Price *	T. Rowe Price Global Stock Fund	**	5,138,572
T. Rowe Price *	T. Rowe Price Growth Stock Fund	**	7,522,461
T. Rowe Price *	T. Rowe Price International Stock Fund	**	1,787,955
T. Rowe Price *	T. Rowe Price New Horizons Fund	**	717,603
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund	**	2,954,679
Keeley	Keeley Small Cap Value Fund	**	2,212,303
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund	**	15,626,484
Janus	Janus Growth and Income Fund	**	1,260,390
T. Rowe Price *	T. Rowe Price Mid Cap Value Fund	**	2,937,630
T. Rowe Price *	T. Rowe Price Value Fund	**	1,045,395
T. Rowe Price *	T. Rowe Price Mid Cap Growth Fund	**	2,861,111
T. Rowe Price *	T. Rowe Price Personal Strategy Balanced Fund	**	4,967,881
T. Rowe Price *	T. Rowe Price Personal Strategy Growth Fund	**	7,829,165
T. Rowe Price *	T. Rowe Price Personal Strategy Income Fund	**	3,275,824
T. Rowe Price *	Cash	**	813
Brokerage Accounts	Tradelink Investments	**	476,574
Total investments at fair value			84,991,507

Participant Loans	1,420 Loans to participants with interest rates ranging from 4.25% - 10.50% with various maturity dates through 2018	**	4,549,110
Total Assets Held For Investment Purposes			$89,540,617

*     Indicates party-in-interest to the Plan.

**   Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 29, 2009
/s/ Eileen McGuire
Eileen McGuire Senior Vice President of Human Resources
and Plan Administrator

EXHIBIT INDEX

Exhibits:

23.1         Consent of Independent Registered Public Accounting Firm